SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                 FORM 11-K



(Mark One)

 [X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended December 31, 2001

                       OR

 [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

        For the transition period from ____ to ____.



Commission file number:  000-22973.


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                       CTB, INC. PROFIT SHARING PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                          CTB INTERNATIONAL CORP.
                            STATE ROAD 15 NORTH
                               P.O. BOX 2000
                        MILFORD, INDIANA 46542-2000

                           REQUIRED INFORMATION


Item 4. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and the Plan's financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.


FINANCIAL STATEMENTS AND EXHIBITS

(a)    Financial Statements:

        Independent Auditors' Report

        Financial Statements:

               Statements of Net Assets Available for Benefits as of

                    December 31, 2001 and 2000

               Statements of Changes in Net Assets Available for Benefits
                    for the

                    Years Ended December 31, 2001 and 2000

               Notes to Financial Statements

     Supplemental Schedule:

        Form 5500, Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2001

     (Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

(b)    Exhibit

     23 - Consent of Deloitte & Touche LLP

 INDEPENDENT AUDITORS' REPORT


CTB, Inc. Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of CTB, Inc. Profit Sharing Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
May 3, 2002

CTB, INC. PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

ASSETS                                                 2001            2000

INVESTMENTS - At fair value:
  Collective investment funds                    $ 37,322,320    $ 39,541,431
  Mutual funds                                     10,755,962      12,237,450
  CTB International Corp. common stock              1,688,039       1,289,392
  Money market fund                                   138,339         183,887

     Total investments                             49,904,660      53,252,160

RECEIVABLES:
  Interest and dividends                                8,745           8,141
  Employer contributions                              331,281         307,176
  Employee contributions                                               49,644
  Investment sales                                    159,870          26,129
      Total receivables                               499,896         391,090
      Total assets                                 50,404,556      53,643,250

LIABILITIES

ACCOUNTS PAYABLE FOR PENDING
  INVESTMENT PURCHASES                                173,920          69,797

NET ASSETS AVAILABLE FOR BENEFITS                $ 50,230,636    $ 53,573,453

See notes to financial statements.

CTB, INC. PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000
                                                       2001            2000

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Interest and dividend income                   $    219,442    $    943,049

  Contributions:
    Employer contributions                          1,770,511       2,414,004
    Employee contributions                          1,562,632       1,729,719
    Transfers from other benefit plans (Note 1)                     1,509,513
    Rollover contributions from other plans           139,267          42,876

         Total additions                            3,691,852       6,639,161

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Net depreciation in fair value of investments     3,672,635       1,547,102
  Payments to participants                          3,350,053       5,490,106
  Administrative expenses                              11,981          73,574

       Total deductions                             7,034,669       7,110,782

NET DECREASE IN PLAN ASSETS                        (3,342,817)       (471,621)

NET ASSETS AVAILABLE FOR BENEFITS -
  Beginning of year                                53,573,453      54,045,074

NET ASSETS AVAILABLE FOR BENEFITS -
  End of year                                    $ 50,230,636   $  53,573,453


See notes to financial statements.

CTB, INC. PROFIT SHARING PLAN


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000


1. DESCRIPTION OF THE PLAN

   The following brief description of the CTB, Inc. Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

   GENERAL - The Plan is a defined contribution plan for all domestic employees over the age of 18 who have worked more than 750 hours and 1,000 hours in 2001 and 2000, respectively, of CTB, Inc. (the "Company") and its U.S. subsidiaries, except for leased employees, 5% owners receiving minimum distributions, collectively-bargained employees, independent contractors, temporary employees, and non-resident aliens who receive no earned U.S. income. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   ADMINISTRATION - A trustee appointed by the Company maintains a separate fund for the Plan, invests contributions, disburses funds to participants and maintains individual members' accounts to which fund assets are allocated. Plan administrative expenses are paid by the Plan. Only distribution, education and audit expenses are paid by the Plan. All other administrative expenses are incorporated in prices paid for investments.

   CONTRIBUTIONS - Employees may elect to contribute up to 16% of their total compensation to the Plan on a pretax basis. Individual employee contributions cannot exceed certain levels as prescribed by the Internal Revenue Code.

   Upon authorization of the Company's Board of Directors, the Company may make a matching contribution. The Company's matching 401(k) contributions for 2001 were 100% of employee contributions up to the first 2% of base pay and 50% of employee contributions up to the next 2% of base pay and amounted to approximately $593,000. The Company's matching 401(k) contributions for 2000 were 50% of employee contributions up to the first 4% of base pay and amounted to approximately $422,000.

   In addition to its matching contributions, the Company may make discretionary contributions based upon the Company's earnings. Company contributions of approximately $1,178,000 in 2001 and $1,992,000 in 2000 were made at the discretion of the Company and approved by the Company's Board of Directors.

   Employees must direct their own contributions and the Company's matching and discretionary contributions to any or all of ten funds: Victory Managed Guaranteed Investment Contract ("Magic") Fund, AIM Balanced Fund, American Europacific Growth Fund, Franklin Small Cap Growth Fund, JANUS Fund, MAS Mid Cap Growth Portfolio Fund, Victory Value Equity Fund, Victory Equity Index Fund, PIMCO Total Return Fund, and CTB International Corp. (employer) Stock Fund. Employees may change their investment options daily.

   Effective October 1, 2000, the net assets of the Sibley Industries, Inc. 401(k) Profit Sharing Plan and the STACO, Inc. 401(k) Thrift/Profit Sharing Plan were contributed to the Plan. The amounts contributed by these plans were $715,063 and $794,450, respectively.

   VESTING - Participants immediately vest in their contributions and actual earnings thereon. Participants vest in their allocated portion of the Company's contributions and related Plan earnings based upon length of service. Such vesting ranges from 20% after three years of service to 100% after seven years of service.

   PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contributions and withdrawals, as applicable, and allocations of (a) Company contributions, and (b) Plan earnings, and debited with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The Company's discretionary contributions and Plan earnings thereon and forfeitures are allocated to the account of each participant based on the ratio of each participant's compensation to total annual compensation of all participants during the year. Forfeited balances of terminated participants' nonvested accounts are reallocated to the remaining participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   PAYMENT OF BENEFITS - On termination of service, a participant may elect to receive either a lump-sum amount or periodic installments equal to the value of the participant's vested interest in his or her account.

   TERMINATION - The Company expects the Plan to continue indefinitely, but has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Company terminates the Plan, the interest of all participants will be fully vested.

   TAX STATUS - The Plan obtained a determination letter, dated May 14, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Effective January 1, 2000, the Plan was amended and restated so that employees can change their investment options daily. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with applicable rules and regulations. Therefore, no provision for income taxes has been included in the Plan's financial statements.


2. ACCOUNTING POLICIES

   The following are the significant accounting policies followed by the Plan:

   BASIS OF ACCOUNTING - The financial statements of the Plan are prepared using the accrual method of accounting.

   USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.
   Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

   INVESTMENT VALUATION AND INCOME RECOGNITION - Investments in collective investment funds are stated at fair value based on closing prices of the net assets of shares held by the Plan at year-end. Other investments are stated at fair market value based upon quoted market prices.

   Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   PAYMENT OF BENEFITS - Benefit payments to participants are recorded upon distribution. At December 31, 2001, amounts allocated to accounts of persons who have elected to withdraw from the plan but have not yet been paid were $280,724. At December 31, 2000, there were no persons who had elected to withdraw from the plan but had not yet been paid.


3. INVESTMENTS EXCEEDING 5% OF NET ASSETS

   The Plan's investments which exceeded 5% of net assets available for benefits as of December 31, 2001 and 2000 are as follows:

     DESCRIPTION OF INVESTMENT            2001               2000
Key Trust Company of Indiana, NA:
   Victory Magic Fund                  $  18,751,416      $  16,558,636
   Victory Equity Index Fund               9,735,046         12,568,374
   Victory Value Equity Fund               8,835,858         10,414,421
JANUS Fund                                 2,817,643          3,353,717
Franklin Small Cap Growth Fund                                3,094,696
MAS Mid Cap Growth Portfolio Fund                             2,722,809

     The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                          2001               2000
Mutual funds                           $ (2,802,921)     $    (2,262,221)
Collective investments funds             (1,332,468)             328,901
Common stock                                462,754              386,218
                                       $ (3,672,635)     $    (1,547,102)

4.     RELATED-PARTY TRANSACTIONS

   Certain Plan investments are shares of CTB International Corp. common stock and collective mutual funds managed by Key Trust Company of Indiana, NA. All purchases of CTB International Corp. common stock are made on the open market. Key Trust Company of Indiana, NA is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $3,206 and $50,255 for the years ended December 31, 2001 and 2000, respectively.


5.     SUBSEQUENT EVENT

   In February, 2002, the Plan was amended to accelerate the vesting period of employer profit-sharing and matching contributions from a maximum of seven years to a maximum of six years. Company contributions made prior to the amendment also qualify for the accelerated vesting period.

CTB, INC. PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS
  (HELD AT END OF YEAR)
DECEMBER 31, 2001

 NUMBER                                                         FAIR
OF UNITS    DESCRIPTION OF INVESTMENT                           VALUE

            COLLECTIVE INVESTMENT FUNDS
            Key Trust Company of Indiana, NA: *
  153,443     Victory Value Equity Fund                         $  8,835,858

  123,989     Victory Equity Index Fund                            9,735,046

1,229,472     Victory Magic Fund                                  18,751,416

            Total collective investment funds                     37,322,320

            MUTUAL FUNDS
   22,009   AIM Balanced Fund                                        570,922

   29,495   American Europacific Growth Fund                         792,535

   79,953   Franklin Small Cap Growth Fund                         2,492,146

  114,538   JANUS Fund                                             2,817,643

  112,966   MAS Mid Cap Growth Portfolio Fund                      1,941,893

  204,668   PIMCO Total Return Fund                                2,140,823

            Total mutual funds                                    10,755,962

            COMMON STOCK
  154,866   CTB International Corp. *                              1,688,039

            MONEY MARKET FUND
  138,339   Money Market Fund                                        138,339

            TOTAL ASSETS HELD FOR INVESTMENT                    $ 49,904,660

          * Party-in-interest

                                 SIGNATURES



     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              CTB, INC. PROFIT SHARING PLAN

                              By:  CTB, Inc. Profit Sharing Committee

Date: June 25, 2002
                                /S/ DON J. STEINHILBER

                              Don J. Steinhilber, Member


                                /S/ MICHAEL J. KISSANE
                              Michael J. Kissane, Member


                                /S/ MARK W. NEAL
                              Mark W. Neal, Member


                                /S/ RICHARD A. VAN PUFFELEN

                              Richard A. Van Puffelen, Member

                                                                 EXHIBIT 23




INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in the Registration Statements (File Nos. 333-95843 and 333-66132) of CTB International Corp. on Form S-8 of our report dated May 3, 2002, appearing in this Annual Report on Form 11-K of CTB, Inc. Profit Sharing Plan for the year ended December 31, 2001.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
June 25, 2002

June 26, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.

Attention: Filing Desk

     Re:  FORM   11-K  FOR  CTB, INC. PROFIT-SHARING PLAN

Dear Sir or Madam:

     On behalf of the CTB, Inc. Profit-Sharing Plan (the "Plan"), we enclose for filing, via direct transmission to the EDGAR system of the Securities and Exchange Commission, an Annual Report on Form 11-K (with exhibit) for the Plan. If you should have any questions, please contact the undersigned.


                              Sincerely,

                              /s/ HEATHER J. KIDWELL

                              Heather J. Kidwell


Enclosure

cc:  Mark Neal
     Sue Koning